SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No. 3)*

CREDIT SUISSE GROUP AG

(Name of Issuer)

Shares par value CHF 0.04 per share

(Title of Class of Securities)

2254011081

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This Schedule 13G reports shares of the Issuer held by the Reporting Persons. The CUSIP number reported is for the American Depository Shares representing such shares.

CUSIP No. 225401108

1	NAMES OF REPORTING PERSONS Qatar Investment Authority
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 76,095,846
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 76,095,846
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,095,846 (See Item 4 below)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 1,292,700,000 ordinary shares outstanding as of September 30, 2012, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 6, 2012.

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Item 1(a).	Name of Issuer:

Credit Suisse Group AG.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Paradeplatz 8
P.O. Box 1
CH 8070 Zurich
Switzerland

Item 2(a).	Name of Person Filing:

Qatar Investment Authority

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Q-Tel Tower, 8th Floor, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, State of Qatar

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Shares par value CHF 0.04 per share

Item 2(e).	CUSIP Number:

225401108

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

76,095,846

(b) Percent of class: 5.9%

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(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

76,095,846

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

76,095,846

(iv)	Shared power to dispose or to direct the disposition of

0

Sheikh Hamad Bin Jassim Bin Jabr Al-Thani is the Deputy Chairman and Chief Executive Officer of Qatar Investment Authority and in such capacity may be deemed to share beneficial ownership of the 76,095,846 shares of the issuer beneficially owned by Qatar Investment Authority through its wholly-owned, direct subsidiary Qatar Holding LLC, but disclaims such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

QATAR INVESTMENT AUTHORITY

By:	/s/ Ian Kellow
	Name:	Ian Kellow
	Title:	Head of Compliance

Page 6 of 7 Pages

EXHIBIT A

The Schedule 13G to which this attachment is appended is filed by Qatar Investment Authority on behalf of itself and the following subsidiaries:

Qatar Holding LLC

Page 7 of 7 Pages